SEYFARTH SHAW LLP
131 South Dearborn Street
Suite 4200
Chicago, Illinois 60603
April 29, 2010
VIA EDGAR
Mr. Larry Greene
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Plan Investment Fund, Inc. (“Registrant”)
File Nos. 002-99584 and 811-04379
Dear Mr. Greene:
     On behalf of the Registrant, we are responding to oral comments of the Staff provided on April 27, 2010 regarding Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A (“Registration Statement”) of the Registrant, which was filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2010, under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, pursuant to Rule 485(a) under the Securities Act (the “485(a) Filing”). The Registrant intends to file a further post-effective amendment to the Registration Statement on or about April 30, 2010 pursuant to Rule 485(b) under the Securities Act (the “485(b) Filing”).
     1. Comment: Please confirm that the Registrant’s fidelity bond filings are up to date for the last several years.
          Response: Based upon review of the SEC files appearing on the Morningstar Document Research (10-K Wizard) website, Registrant’s fidelity bonds have been filed with the SEC since at least 2004. The fidelity bond approved in 2010 has not yet been received from the insurance company in form for filing and is expected to be filed with the SEC promptly upon such receipt.
     2. Comment: Please add disclosure concerning the recent crisis in the credit markets.
          Response: Disclosure will be included in the 485(b) Filing concerning this matter.

April 29, 2010

     3. Comment: Does the Registration Statement include disclosure concerning leadership structure and qualifications of directors as called for by the proxy disclosure enhancements release?
          Response: The Statement of Additional Information included in the Registration Statement contains this disclosure under “MANAGEMENT OF THE FUND — Leadership Structure and Board of Trustees” on Page B-13.
     4. Comment: Does the Registration Statement include disclosures relating to the recently adopted “money market reform” rules?
          Response: The 485(b) Filing will include disclosures relating to those money market reforms which have been adopted by the Registrant to date.
     5. Comment: Please add disclosures relating to USA Patriot Act and anti-money laundering matters.
          Response: Disclosure will be included in the 485(b) Filing concerning these matters.
     6. Comment: Please do not use all capital letters on the cover page of the Prospectus to make the language prominent.
          Response: The capitalized language on the cover page of the Prospectus will not appear in the 485(b) Filing.
     7. Comment: Please shorten the cover page of the Prospectus.
          Response: The cover page of the Prospectus will be shortened in the 485(b) Filing by removing the language concerning whom to contact regarding matters such as account applications, purchase or redemption orders and other information. The language briefly describing the portfolios will be retained in accordance with the applicable instruction.
     8. Comment: Is the Investment Objective of the Government/Repo Portfolio described on page 3 of the Prospectus an investment objective or a strategy?
          Response: The Fund believes that this is an investment objective.

April 29, 2010

     9. Comment: On pages 3 and 7 of the Prospectus, the second sentence under “Fees and Expenses” contains language that is not in the form. Consider removing this language.
          Response: As we discussed, because the Fund does not charge the types of fees referred to in the form, it would prefer to retain this disclosure
     10. Comment: In footnote (2) on page 3 of the Prospectus, certain fee waivers are described as voluntary. If these waivers are fixed for at least one year by contract, the reference to “voluntary” waivers should be removed.
          Response: The “voluntary” term will be removed in the 485(b) Filing. This change also will be reflected on page 7 of the Prospectus and in the Statement of Additional Information.
     11. Comment: In footnote (2) on page 3 of the Prospectus, include all of the disclosures required by Instruction 3(e).
          Response: Language will be added in the footnote to fully comply with this instruction. This change also will be reflected on page 7 of the Prospectus.
     12. Comment: Regarding the fee waivers, is there any ability on the part of the investment advisor or the administrator to recoup or claw back any portion of the fee waivers?
          Response: No.
     13. Comment: On page 4 of the Prospectus under “Principal Investment Strategies,” please describe the government securities being referred to.
          Response: Disclosure will be included in the 485(b) Filing concerning this matter.
     14. Comment: Is the Investment Objective of the Money Market Portfolio described on page 7 of the Prospectus an investment objective or a strategy?
          Response: The Fund believes that this is an investment objective.
     15. Comment: Please confirm that all of the numbers in the Expense Example on page 4 of the Prospectus are gross numbers and have not been reduced to reflect fee waivers.
          Response: The amounts that will be included in the expense examples in the 485(b) Filing will be gross amounts and will not be reduced to reflect fee waivers, except for the

April 29, 2010

amounts for one year, since the fee waivers cannot be terminated prior to May 1, 2011 without the consent of the Board of Trustees of the Fund.
     16. Comment: On page 8 of the Prospectus under “Principal Investment Strategies,” please describe the securities being referred to.
          Response: Disclosure will be included in the 485(b) Filing concerning this matter.
     17. Comment: On page 11 of the Prospectus under “INVESTMENT OBJECTIVES AND STRATEGIES—The Government/REPO Portfolio,” there is a reference to 60 days prior notice. Will this be written notice? If so, please so indicate.
          Response: This disclosure will be made in the 485(b) Filing.
     18. Comment: On page 11 of the Prospectus, it is stated that the Money Market portfolio will only purchase securities that have a rating in one of the two highest categories from a nationally recognized rating agency or if unrated, are of comparable quality. Since the amendments to Rule 2a-7 further limit the ability to invest in second tier securities, should the second highest category be mentioned?
          Response: The reference to the two highest categories will be removed in the 485(b) Filing.
     19. Comment: Item 3 on page 12 of the Prospectus under “Investments” should start out “Borrow money by entering into . . . .” Please clarify if redemptions are the only use the proceeds may be put to. Please add language to the following effect: “The Fund will not use borrowings, including reverse repurchase agreements, to purchase additional securities.”
          Response: These disclosures will be made in the 485(b) Filing.
     20. Comment: On page 12 of the Prospectus, there is a reference to the effect that certain notes are considered illiquid. Is there any percentage limit on the Fund’s illiquid securities?
          Response: Each of the Portfolios has a percentage limitation on illiquid securities which was recently lowered from 10% to 5% in accordance with the money market reforms. Disclosure will be included in the 485(b) Filing to make clear that this limitation would apply to the notes described herein to the extent the same are purchased by the Portfolios.

April 29, 2010

     21. Comment: Each time there is a list of trustees, please indicate whether they are interested or disinterested.
          Response: All of the Fund’s trustees are disinterested and disclosure to such effect will be included in the 485(b) Filing.
     22. Comment: On page 16 of the Prospectus under “Shareholder Information— Purchase of Participation Certificates, it is disclosed that purchase orders received after 3:00 p.m. Eastern time, and orders for which payment has not been received by 4:00 p.m., Eastern time, will not be accepted. Since the Fund prices its securities each day at 4:00 p.m., are such rejections in compliance with Rule 22c-1 under the Investment Company Act? The same issue arises under “Redemption of Participation Certificates” on page 17 of the Prospectus.
          Response: Rule 22c-1 provides that no investment company issuing any redeemable security shall sell, redeem, or repurchase such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or an order to purchase or sell such security. The Fund’s practice of rejecting an order does not violate Rule 22c-1, because sales are only made at the price next determined, that is, if an order is received after 3:00 p.m. or payment is received after 4:00 p.m., the order is rejected and no sale is made. It is a common practice for mutual funds to reject purchase orders received after a specified time which is earlier than the time the price of the securities are determined. As indicated under “Redemption of Participation Certificates,” the Fund will redeem participation certificates at the net asset value next determined after receipt of the redemption order.
     23. Comment: Does the Fund have any outstanding election under Rule 18f-1 under the Investment Company Act?
          Response: The Fund has an outstanding Rule 18f-1 election which was filed with the SEC on May 9, 1994. The Fund’s commitments with respect to payment of redemption requests is described in more detail on pages B-6 and B-7 of the Statement of Additional Information.
     24. Comment: On page B-4 of the Statement of Additional information, are the securities referred to in item 3, Government Securities under the Investment Company Act? In the same item are the Repurchase Agreements fully collateralized by U.S. Government Securities?
          Response: The Fund’s Investment Advisor has advised the Fund that these securities are Government Securities under the Investment Company Act and that the Repurchase Agreements are fully collateralized by U.S. Government Securities.

April 29, 2010

     25. Comment: On page B-6 of the Statement of Additional Information, the third bullet point says that portfolio holdings may be reviewed by third parties for legitimate business reasons, subject to additional requirements, including approval by the Fund’s chief compliance officer or his designee and an acceptable confidentiality agreement (including an agreement not to trade). Please explain this statement to the staff and confirm that there are no ongoing arrangements to disclose this information to service providers or other third parties.
          Response: The above-referenced statement refers to particular circumstances where the Fund may provide portfolio holding information to a third party, such as in connection with a transaction involving the Fund and such third party. The Fund has no ongoing arrangements to disclose the information to service providers or other third parties, although its service providers may have access to such information in the normal course of providing services to the Fund.
* * *
          Registrant acknowledges that (1) the effectiveness of this filing does not foreclose the SEC from taking any action with regard to the filing, (2) the actions of the SEC or its staff do not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing and (3) the Registrant may not assert those actions as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Please direct any communications relating to this filing to me at (312) 460-5961.
Very truly yours,
/s/ Robert F. Weber
Robert F. Weber
RFW/ko
cc:    Mr. Dale E. Palka